04045331

SUPPL

**DENTONIA RESOURCES LTD.**
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

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September 23, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 04 2004
WASH. D.C. 179

Dear Sirs/Mesdames:

Re: New Release dated September 23, 2004

Enclosed is a copy of our News Release dated September 23, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 10/5

**DENTONIA RESOURCES LTD.**
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 23, 2004

TSX Venture: DTA
No. of Pages: 2

# NEWS RELEASE
# PELLATT LAKE, FALCON™ SURVEY, LAC DE GRAS, N.W.T.

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd., that a 3,000 line-kilometer Falcon™ Gravity Gradiometer Survey (Falcon™ Survey) has commenced over the Pellatt Lake claim block at an estimated cost of $200,000.

Falcon™ is the world's first high-resolution airborne gravity gradiometer system capable of direct mineral occurrence detection. In addition to gradient gravity data, magnetic and radiometric data are also acquired during the survey.

It has been noted that kimberlites displaying a distinct magnetic signature in the Lac de Gras area commonly occur in association with non-magnetic, non-conductive volcaniclastic phase kimberlites, not detectable by magnetic and EM surveys. If such non-magnetic kimberlites are of sufficient size, they could be detected with Falcon™, likely as a gravity low anomaly.

Previous exploration on the Pellatt Lake property has demonstrated the presence of diamond-bearing kimberlite. One such kimberlite, PL01, located within claim PC9 and, 100% owned by DHK diamonds Inc. was discovered in 1997. 142kg sample, 57 micros, and 6 macros diamonds (>0.5mm), for a total of 63 diamonds.

In a February 2000 report by Kennecott Canada Exploration, it is reported that:

> "The PL01 kimberlite has a weakly developed mineral train defined by sites with minimal numbers of pyrope grains per site. The maximum pyrope count at any one site was eight and that site was ten kilometers down ice from the pipe. Proximal to the pipe, the grain counts are very low and anomalous sites very sparse. The somewhat erratic distribution of pyropes in the PL01 dispersion train could be due to the addition of pyropes from an undiscovered source"

The paucity of kimberlite indicator minerals (garnets, pyropes etc.) may be explained by extensive lake cover and the ratio of Archean bedrock to Quaternary cover, at the WO claim block this ratio is nearly 1:1 while at Pellatt Lake it is 1 to 4 and may be one explanation for the low kimberlite indicator mineral counts at Pellatt Lake.

The highest geophysical priority targets, identified to date, at Pellatt Lake, lie within mineral claims SWB1 and SWB2, both 100% owned by Dentonia, and are described as follows:

> "Target PL5a is assigned a high priority due to its dual EM-magnetic response. The PL5a anomaly is clustered with anomalies; PL5b medium, PL5c low. These occur under a small lake with a fourth anomaly (PL12, low priority) lying nearby, albeit onshore."

The Pellatt Lake Claim Block is located a few miles northeast of the Ekati Diamond Mine and immediately north of De Beers' Hardy Lake Mineral Leases and consists of 13 mineral claims covering 136km$^2$ (33,500 acres). Seven (7) claims (SWB1-SWB7) are owned 100% by Dentonia and six (6) claims are owned 100% by DHK Diamonds Inc. ("DHK"). Dentonia has a 1/3 equity stake in DHK.

Dentonia and DHK have each entered into option agreements (parallel agreements) with Peregrine Diamonds Ltd. whereby Peregrine may acquire a 75% interest in all or some of the Pellatt Lake claims by exploring, developing, and taken these claims, all or part of them to production at its sole cost. The essential terms of these agreements were disclosed in Dentonia's press release of June 2, 2003, and subsequent deadlines were extended to December 31, 2004 by Peregrine making a $16,200 claim bonding payment to the Mining Recorder in January, 2004.

For further details of locations, anomalies, exploration potential of Dentonia's various properties please visit Dentonia's website at www.dentonia.net, or contact Dentonia directly by phone 604 682-1141, by fax 604 682-1144 or via email: dentonia@telus.net.

DENTONIA RESOURCES LTD.

*"Adolf A. Petancic"*

Adolf A. Petancic
President

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this rel lease.*

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 23, 2004

TSX Venture: DTA
No. of Pages: 2

# NEWS RELEASE
## PELLATT LAKE, FALCON™ SURVEY, LAC DE GRAS, N.W.T.

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd., that a 3,000 line-kilometer Falcon™ Gravity Gradiometer Survey (Falcon™ Survey) has commenced over the Pellatt Lake claim block at an estimated cost of $200,000.

Falcon™ is the world's first high-resolution airborne gravity gradiometer system capable of direct mineral occurrence detection. In addition to gradient gravity data, magnetic and radiometric data are also acquired during the survey.

It has been noted that kimberlites displaying a distinct magnetic signature in the Lac de Gras area commonly occur in association with non-magnetic, non-conductive volcaniclastic phase kimberlites, not detectable by magnetic and EM surveys. If such non-magnetic kimberlites are of sufficient size, they could be detected with Falcon™, likely as a gravity low anomaly.

Previous exploration on the Pellatt Lake property has demonstrated the presence of diamond-bearing kimberlite. One such kimberlite, PL01, located within claim PC9 and, 100% owned by DHK diamonds Inc. was discovered in 1997. 142kg sample, 57 micros, and 6 macros diamonds (>0.5mm), for a total of 63 diamonds.

In a February 2000 report by Kennecott Canada Exploration, it is reported that:

> "The PL01 kimberlite has a weakly developed mineral train defined by sites with minimal numbers of pyrope grains per site. The maximum pyrope count at any one site was eight and that site was ten kilometers down ice from the pipe. Proximal to the pipe, the grain counts are very low and anomalous sites very sparse. The somewhat erratic distribution of pyropes in the PL01 dispersion train could be due to the addition of pyropes from an undiscovered source"

The paucity of kimberlite indicator minerals (garnets, pyropes etc.) may be explained by extensive lake cover and the ratio of Archean bedrock to Quaternary cover, at the WO claim block this ratio is nearly 1:1 while at Pellatt Lake it is 1 to 4 and may be one explanation for the low kimberlite indicator mineral counts at Pellatt Lake.

The highest geophysical priority targets, identified to date, at Pellatt Lake, lie within mineral claims SWB1 and SWB2, both 100% owned by Dentonia, and are described as follows:

> "Target PL5a is assigned a high priority due to its dual EM-magnetic response. The PL5a anomaly is clustered with anomalies; PL5b medium, PL5c low. These occur under a small lake with a fourth anomaly (PL12, low priority) lying nearby, albeit onshore."

The Pellatt Lake Claim Block is located a few miles northeast of the Ekati Diamond Mine and immediately north of De Beers' Hardy Lake Mineral Leases and consists of 13 mineral claims covering 136km$^2$ (33,500 acres). Seven (7) claims (SWB1-SWB7) are owned 100% by Dentonia and six (6) claims are owned 100% by DHK Diamonds Inc. ("DHK"). Dentonia has a 1/3 equity stake in DHK.

Dentonia and DHK have each entered into option agreements (parallel agreements) with Peregrine Diamonds Ltd. whereby Peregrine may acquire a 75% interest in all or some of the Pellatt Lake claims by exploring, developing, and taken these claims, all or part of them to production at its sole cost. The essential terms of these agreements were disclosed in Dentonia's press release of June 2, 2003, and subsequent deadlines were extended to December 31, 2004 by Peregrine making a $16,200 claim bonding payment to the Mining Recorder in January, 2004.

For further details of locations, anomalies, exploration potential of Dentonia's various properties please visit Dentonia's website at www.dentonia.net, or contact Dentonia directly by phone 604 682-1141, by fax 604 682-1144 or via email: dentonia@telus.net.

DENTONIA RESOURCES LTD.

*"Adolf A. Petancic"*

Adolf A. Petancic
President

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this rel lease.*